WOLLMUTH MAHER & DEUTSCH LLP



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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

05010926

September 1, 2005



The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961) $\mathbb{SUPPL}$
     Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

Announcement	Issue Date
1. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 1, 2005
2. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 1, 2005
3. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 1, 2005
4. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 1, 2005



PROCESSED

SEP 0 6 2005

THOMS..
FINANCI..

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: _George Rudy_

George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)   An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)   An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)   An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3. Name of *person discharging managerial responsibilities/director* CHARLES WILSON	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them BARCLAYS STOCKBROKERS	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 355.25p	**14.** Date and place of transaction 1 SEPTEMBER 2005, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)	**16.** Date issuer informed of transaction 1 SEPTEMBER 2005

150,000 SHARES	

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	24. Name of contact and telephone number for queries ANTHONY CLARKE TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification : 1 SEPTEMBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)   An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)   An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)   An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3. Name of *person discharging managerial responsibilities/director* IAN DYSON	4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* YES – JANETTE EVELYN DYSON
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 4 ABOVE	6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them JANETTE EVELYN DYSON	8. State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 20,000 SHARES	10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 356.8p	14. Date and place of transaction 1 SEPTEMBER 2005, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating	16. Date issuer informed of transaction 1 SEPTEMBER 2005

percentage) 40,000 SHARES	

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	24. Name of contact and telephone number for queries ANTHONY CLARKE TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification
ANTHONY CLARKE
Date of notification : 1 SEPTEMBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)   An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)   An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)   An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (iii)
3. Name of *person discharging managerial responsibilities/director* STUART ROSE	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them GILTSPUR NOMINEES LIMITED	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 357.0P	**14.** Date and place of transaction 1 SEPTEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)	16. Date issuer informed of transaction
450,416 SHARES	1 SEPTEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	24. Name of contact and telephone number for queries ANTHONY CLARKE TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification
ANTHONY CLARKE Date of notification 1 SEPTEMBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)   An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)   An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)   An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)   An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (i)
3. Name of *person discharging managerial responsibilities/director* STEVE ROWE	4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 3 ABOVE	6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED	8. State the nature of the transaction EXERCISE OF SAYE OPTION
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 7,567 SHARES	10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 223P	14. Date and place of transaction 24 AUGUST 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)	16. Date issuer informed of transaction
8,340 SHARES	31 AUGUST 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of *shares* or debentures over which options held following notification

23. Any additional information	24. Name of contact and telephone number for queries
N/A	ANTHONY CLARKE, TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification : 1 SEPTEMBER 2005